UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Nano-X Imaging Ltd.
(Name of Issuer)

Ordinary shares
(Title of Class of Securities)

M70700105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. M70700105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YOZMA GROUP KOREA Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,512,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,512,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,512,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 887,000 ordinary shares held by Yozma Global AI Fund No.2 (“Yozma Fund No.2”), (b) 1,625,000 ordinary shares held by Yozma Global AI Fund No.3 (“Yozma Fund No.3”). Yozma Group Korea is the general partner of each of Yozma Fund No.2 and Yozma Fund No.3. Wonjae Lee is the Chief Executive Officer and controlling shareholder of Yozma Group Korea and is deemed to have voting and dispositive power over the shares held by Yozma Fund No.2 and Yozma Fund No.3

Page 2 of 5 pages

Item 1(a).	Name of Issuer:

NANO-X IMAGING LTD (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

COMMUNICATIONS CENTER, NEVE ILAN, ISRAEL 9085000

Item 2(a).	Name of Person Filing:

YOZMA GROUP KOREA Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

7F Building #2, 20, Pangyo-ro 289beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea

Item 2(c).	Citizenship:

Republic of Korea

Item 2(d).	Title of Class of Securities:

Ordinary shares

Item 2(e).	CUSIP Number: M70700105

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		See Item 9 of the cover page.
	(b)	Percent of Class:		See Item 11 of the cover page.
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	See Item 5 of the cover page.
		(ii)	shared power to vote or to direct the vote:	See Item 6 of the cover page.
		(iii)	sole power to dispose or to direct the disposition of:	See Item 7 of the cover page.
		(iv)	shared power to dispose or to direct the disposition of:	See Item 8 of the cover page.

Page 3 of 5 pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 05, 2021
Date

/s/ Wonjae Lee
Signature

Wonjae Lee, CEO
Name/Title

Page 5 of 5 pages